                           ----------------------
                           THIRD QUARTERLY REPORT
                           ----------------------
                                     1997















                                    [LOGO]

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2                                                                             3

MESSAGE TO SHAREHOLDERS
-------------------------------------------------------------------------------

Once again, we are pleased to report a continuance of our increase in sales. This quarter boasts an increase of 23% over last year, representing an additional $ 16.4 million in sales. Other related increases include:

   - Gross profits: Up 18%, or $ 3.8MM
   - Net earnings: Up 12%, or $ 0.9MM
   - Earnings per share: Up 10%, or $ 0.03 to $ 0.33 under Canadian GAAP

Although we had projected a larger increase for our distribution products, sales were affected by unpredictable factors: The prolonged UPS strike; and a decrease in the cost of raw materials, which led customers to lower their historic inventory levels in anticipation of lower costs. Tape and stretch sales took the brunt of this impact, while our other products continued to perform impressively, adding to our top line with consistent growth.

As part of our strategy to broaden our product offering, we signed a definitive agreement to purchase the shares of American Tape Company from STC Corporation of Korea. American Tape is a premier manufacturer of a variety of high-performance pressure-sensitive tapes, as well as a number of general purpose products. The addition of these products to our line puts us in a unique position to provide a superior value-added service to our customers. This gives us an advantage over our competitors, by being the only company to provide this complete range of products.

This acquisition will also allow us to benefit from considerable cost savings in raw materials, manufacturing costs, sales, administration and logistics. It is an important acquisition on many levels.

Research and development have not been left behind - in the first quarter of next year we will be introducing two new shrink films that will essentially complete our line, enabling us to cover the entire market instead of our previous 60% holding. The solid growth already established for shrink films will be significantly boosted with these new products.

Our vinyl fabrics replacement program continues to show promise in a $ 300 million U.S. market. There are a large number of customers to reach; however the many advantages of our new fabrics are easy to communicate and we expect steady sales growth throughout 1998.

Last but not least, the Tremonton, Utah plant construction is right on
schedule, with a goal to being fully operational by the year's end.   Looking
ahead, we have great expectations for the fourth quarter, and, of course, for the year 1998.



/s/ Melbourne F. Yull

Melbourne F. Yull
Chairman and Chief Executive Officer
November 5, 1997

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4                                                                             5

CONSOLIDATED EARNINGS
-------------------------------------------------------------------------------

(Unaudited)
In thousands of Canadian dollars,
using Canadian GAAP

                                            THREE MONTHS         NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30,         1997      1996      1997      1996

SALES                                    $89,201   $72,790   $258,220  $193,758
Cost of sales                             64,517    51,857    187,239   135,743
--------------------------------------------------------------------------------
GROSS PROFIT                             $24,684   $20,933   $ 70,981  $ 58,015
--------------------------------------------------------------------------------

Selling, general and administrative
  expenses                                10,551     8,823     30,951    23,976
Research and development                     518       462      1,429     1,148
Amortization of goodwill                     590       445      1,770     1,335
Financial expenses                           953       433      2,975       950
--------------------------------------------------------------------------------
                                         $12,612   $10,163    $37,125  $ 27,409
--------------------------------------------------------------------------------


Earnings before income taxes              12,072    10,770     33,856    30,606
Income taxes                               3,800     3,415     10,450     9,715
--------------------------------------------------------------------------------
NET EARNINGS FOR THE PERIOD              $ 8,272   $ 7,355    $23,406  $ 20,891
--------------------------------------------------------------------------------

Retained earnings - beginning of period   91,167    63,446     78,506    51,953
Dividend                                     -         -       (2,473)   (2,043)
--------------------------------------------------------------------------------
RETAINED EARNINGS - END OF PERIOD        $99,439   $70,801    $99,439  $ 70,801
--------------------------------------------------------------------------------


EARNINGS PER SHARE FOR THE PERIOD ENDED      THREE MONTHS         NINE MONTHS
  SEPTEMBER 30,                             1997      1996      1997      1996

Cdn GAAP                                  $  0.33   $  0.30   $  0.95   $  0.86
Cdn GAAP Fully diluted                    $  0.32   $  0.29   $  0.91   $  0.83
U.S. GAAP - Cdn$                          $  0.32   $  0.29   $  0.92   $  0.84
U.S. GAAP - US$                           $  0.23   $  0.22   $  0.67   $  0.61
-------------------------------------------------------------------------------

The Financial Accounting Standard Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) 128, EARNING PER SHARE, which requires public companies to present basic earnings per share (EPS) and, if applicable, diluted earnings per share, instead of primary and fully diluted EPS. The Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early application is not permitted. Restatement of all prior period EPS data presented will be required in the fourth quarter.

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6                                                                             7

3RD QUARTER HIGHLIGHTS
-------------------------------------------------------------------------------

            Sales - In millions of CDN $
            ----------------------------
           9 Months              3 MONTHS
        Ended September      ENDED SEPTEMBER
        ---------------      ---------------
1992         86.5                 27.4
1993         98.0                 34.2
1994        126.7                 44.9
1995        167.5                 56.9
1996        193.8                 72.8
1997        258.2                 89.2



            Gross Profit - In millions of CDN $
            -----------------------------------
              9 Months              3 MONTHS
            Ended September      ENDED SEPTEMBER
            ---------------      ---------------
1992             22.4                  7.1
1993             26.7                  9.5
1994             36.1                 13.1
1995             48.6                 17.0
1996             58.0                 21.0
1997             71.0                 24.7



              Gross Margin - As a % of Sales
              ------------------------------
              9 Months              3 MONTHS
            Ended September      ENDED SEPTEMBER
            ---------------      ---------------
1992             25.8                 25.8
1993             27.2                 27.7
1994             28.5                 29.1
1995             29.0                 29.9
1996             29.9                 28.8
1997             27.5                 27.7



            Working Capital - In millions of CDN $
            --------------------------------------
                       For the period
                           ending
                         September
                         ---------
1992                        19.4
1993                        28.1
1994                        44.1
1995                        35.1
1996                        90.5
1997                        74.0



              Net Earnings (CDN GAAP) - In millions of CDN $
              ----------------------------------------------
                    9 Months              3 MONTHS
                  Ended September      ENDED SEPTEMBER
                  ---------------      ---------------
1992*                  4.2                  1.4
1993                   6.8                  2.7
1994                  10.0                  3.9
1995                  15.5                  5.5
1996                  20.9                  7.4
1997                  23.4                  8.3



              Earnings Per Share (CDN GAAP) - In CDN $
              ----------------------------------------
                  9 Months             3 MONTHS
               Ended September      ENDED SEPTEMBER
               ---------------      ---------------
1992*               .22                  .07
1993                .34                  .14
1994                .49                  .19
1995                .76                  .27
1996                .86                  .30
1997                .95                  .33


* BEFORE EXTRAORDINARY ITEM.

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8                                                                             9

CONSOLIDATED CHANGES
IN CASH RESOURCES
--------------------------------------------------------------------------------

(Unaudited)
In thousands of Canadian dollars,
using Canadian GAAP

                                             THREE MONTHS        NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30,          1997      1996      1997      1996

OPERATIONS

Net earnings for the period              $  8,272  $  7,355  $ 23,406 $  20,891
Non-cash items
  Depreciation and amortization             4,465     3,326    14,024     9,601
  Deferred income taxes                        33        66       433       300
--------------------------------------------------------------------------------
                                           12,770    10,747    37,863    30,792
Changes in non-cash working capital items  11,825   (13,719)  (13,590)  (42,111)
--------------------------------------------------------------------------------
SOURCE (USE) OF CASH DURING THE PERIOD   $ 24,595  $ (2,972) $ 24,273 $ (11,319)
--------------------------------------------------------------------------------

FINANCING

Issue of long-term debt                     3,101       -       3,101    46,957
Repayment of long-term debt                (1,199)     (430)   (7,661)  (45,111)
Issue of common shares                      1,453       113     4,427       974
Dividend paid                                 -         -      (2,473)   (2,043)
Other                                      (1,700)      -      (1,700)      -
--------------------------------------------------------------------------------
SOURCE (USE) OF CASH DURING THE PERIOD   $  1,655  $   (317) $ (4,306) $    777
--------------------------------------------------------------------------------

INVESTMENT

Additions to fixed assets                 (18,380)   (8,352)  (36,338)  (30,805)
Acquisitions of business                      -      (5,060)      -      (5,060)
Increase in other assets                   (1,885)      -      (4,507)      (65)
--------------------------------------------------------------------------------
USE OF CASH DURING THE PERIOD            $(20,265) $(13,412) $(40,845) $(35,930)
--------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH DURING THE
 PERIOD                                     5,985   (16,701)  (20,878)  (46,472)
Effect of foreign currency translation
 adjustments                               (1,548)     (113)   (1,309)     (345)
Cash (Bank Indebtedness), beginning of
 period                                   (22,944)   20,636     3,680    50,639
--------------------------------------------------------------------------------
CASH (BANK INDEBTEDNESS), END OF PERIOD  $(18,507) $  3,822  $(18,507) $  3,822
--------------------------------------------------------------------------------

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10                                                                           11

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

(Unaudited)
In thousands of Canadian dollars,
using Canadian GAAP

AS AT SEPTEMBER 30,                                  1997           1996

ASSETS

Current assets                                   $  131,261     $  125,098
Fixed assets                                        180,315        135,149
Goodwill and other, at amortized cost                76,300         58,994
--------------------------------------------------------------------------------
TOTAL ASSETS                                     $  387,876     $  319,241
--------------------------------------------------------------------------------


LIABILITIES

Current liabilities                              $   57,284     $   34,580
Long-term debt and other                             73,192         67,376
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                $  130,476     $  101,956
--------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY                                257,400        217,285
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $  387,876     $  319,241
--------------------------------------------------------------------------------


COMMON SHARES
--------------------------------------------------------------------------------

AVERAGE NUMBER OF SHARES
 OUTSTANDING                         THREE MONTHS               NINE MONTHS
DURING THE PERIOD ENDED           1997         1996         1997        1996

Canadian GAAP                  24,898,000   24,206,000   24,749,000   24,158,000
Canadian GAAP - Fully diluted  26,557,600   25,997,000   26,381,900   25,930,000
U.S. GAAP                      25,701,250   25,261,000   25,654,650   25,206,000
--------------------------------------------------------------------------------

INFORMATION REQUEST FORM

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COMPANY.

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    PLEASE FAX A COPY OF THIS PAGE TO:
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     Intertape Polymer Group Inc.
           514-731-5477

        OR WRITE TO US AT:
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